Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-163511 [April 13, 2012]

An ETF for

a falling euro.

ProShares UltraShort Euro (EUO)

Think the euro will fall? EUO seeks -2x the daily return of the U.S. dollar price of the euro, rising when the euro falls or falling if it rises. To learn more about ProShares’ inverse euro ETFs and the rest of the nation’s largest lineup of alternative ETFs, call 866.296.3820 or visit ProShares.com.

ProShares®

The Alternative ETF Company.SM

This Short ProShares ETF seeks a return that is -2x the return of a benchmark (target) for a single day, as measured from one NAV calculation to the next, before fees and expenses. Due to the compounding of daily returns, ProShares’ returns over periods other than one day will likely differ in amount and possibly direction from the target return for the same period. These effects may be more pronounced in funds with larger or inverse multiples and in funds with volatile benchmarks. Investors should monitor their holdings consistent with their strategies, as frequently as daily. EUO is not an investment company regulated under the Investment Company Act of 1940 and is not afforded its protections. Investing in this ETF involves a substantial risk of loss. There is no guarantee any ProShares ETF will achieve its daily objective. EUO uses leverage and may invest in financial instruments such as swap agreements, forward contracts, and futures and options, resulting in greater volatility than investments in traditional securities and which may cause large losses. This ETF is not suitable for all investors.

ProShares Trust II (issuer) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by calling toll-free 866.296.3820, or visit ProShares.com.

ProShares are distributed by SEI Investments Distribution Co., which is not affiliated with the fund’s sponsor.

© 2011 PCM 2012-2687